  PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556    Toll Free: 1-800-747-9911    Fax: (604) 687-5995

mail: info@pacificbooker.com    Symbols: bkm-tsx venture / pbm-NYSE Amex    Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Stock Options Granted

Vancouver BC,  July 13, 2009:  The Board of Directors has approved director and employee options as proposed by the Compensation Committee. The approved options will be fixed in accordance with the Company’s stock option plan. The options will total 190,000 shares at a price of $5.75 exercisable for a period of five years.

To view information regarding Pacific Booker Minerals Inc. and to view our new 3D animation of the Morrison ore body (including open pit phases and drill holes), please visit our website at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml